UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-14141 CUSIP NUMBER 502424104

(Check one):   Form 10-K       Form 20-F       Form 11-K       Form 10-Q       Form 10-D       Form N-SAR

   Form N-CSR

For Period Ended:    December 31, 2004

   Transition report on Form 10-K

   Transition report on Form 20-F

   Transition report on Form 11-K

   Transition report on Form 10-Q

   Transition report on Form N-SAR

   For Transition Period Ended:

Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

L-3 Communications Corporation Employee Stock Purchase Plan

Full name of Registrant

Former name if Applicable

600 Third Avenue

Address of Principal Executive Office (Street and Number)

New York, New York 10016

City, State and Zip Code

PART II — RULES 12b–25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate)

(a).	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b).	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filled on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c).	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has experienced a delay in completing the financial statements required to be included in the Form 11-K for the fiscal year ended December 31, 2004, which delay could not be overcome without unreasonable effort and expense.

The Registrant intends to file the subject Form 11-K, within the 15-day time period prescribed by Rule 12b-25.

PART IV —OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dino Theodoracopoulos	212	805-5303
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            L-3 Communications Corporation Employee Stock Purchase Plan

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 1, 2005	By /s/ Michael T. Strianese Michael T. Strianese Senior Vice President, Chief Financial Officer and Corporate Ethics Officer (Principal Financial Officer)